Exhibit 99.3

Security Class 123 Holder Account Number C1234567890 XXX Black or Blue pen preferred. Print in CAPITAL letters inside the boxes. Fold Proxy Form - Annual and Special Meeting of Shareholders to be held on April 14, 2026 Notes to Proxy Form 1. Every meeting shareholder . If you wish has to the appoint right a to person appoint or a company proxyholder, other who than need the persons not be a designated shareholder, in to this attend, form vote of proxy, and act please on their insert behalf the name at the of your chosen proxyholder in the space provided (see reverse). 2. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority. 3. This form of proxy revokes any proxy previously given with respect to the meeting. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder. 5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as wish applicable, in respect in each of case each as matter instructed set forth by the herein shareholder if no choice . This is form specified of proxy and confers in respect discretionary of any amendments authority on or the other proxyholder matters that to vote may as properly they 1, come 2, 3, before 4 and the 5 and meeting AGAINST . Unless items otherwise 6 to 13. specified, the proxyholders designated by management in this form of proxy will vote FOR items 6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. Fold 7. This form of proxy should be read with the Notice of Meeting and Management Proxy Circular. METHOD OF VOTING To Vote by Mail • Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided or to Computershare Trust Company of Canada 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future shareholder communications electronically by visiting www.investorcentre.com. Proxies must be received by 9:00 a.m. (Eastern), April 10, 2026. To vote online, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 ® Registered trademark of The Bank of Nova Scotia. 017BN40001 024AHF

This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia.

Appointment of Proxyholder

The undersigned holder of common shares of The Bank of Nova Scotia hereby appoints:
Aaron W. Regent, Chair of the Board, or failing him,
L. Scott Thomson, President and Chief Executive Officer

OR

Print the name of the person you are appointing instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the meeting, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of The Bank of Nova Scotia to be held on April 14, 2026 at 9:00 AM (Eastern) and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder's discretion in respect of such amendments or variations and other matters as may properly come before the meeting.

Note: If you are completing the appointment box above and your proxyholder intends to attend the meeting online, YOU MUST go to https://www.computershare.com/BNS and provide Computershare with the name and e-mail address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the meeting. This user name will allow your proxyholder to log in and vote at the meeting, using the password "bns2026". Without a user name, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

Fold

The Directors recommend shareholders vote **FOR** items 1, 2, 3, 4, and 5 below:

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
Nora A. Aufreiter	☐	☐	Antonio Garza	☐	☐	Una M. Power	☐	☐	L. Scott Thomson	☐	☐
Guillermo E. Babatz	☐	☐	Michael B. Medline	☐	☐	Aaron W. Regent	☐	☐	Steven C. Van Wyk	☐	☐
W. Dave Dowrich	☐	☐	Lynn K. Patterson	☐	☐	Sandra J. Stuart	☐	☐	Benita M. Warmbold	☐	☐

	For	Withhold
2. Appointment of KPMG LLP as auditor	☐	☐

	For	Against
3. Confirm, by special resolution, an amendment to By-law No. 1 regarding directors' compensation (see the Management Proxy Circular for the special resolution)	☐	☐
4. Confirm administrative amendments to By-law No. 1 (see the Management Proxy Circular for the ordinary resolution)	☐	☐
5. Advisory vote on non-binding resolution on executive compensation approach	☐	☐

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Shareholder Proposals (set out in the Management Proxy Circular)

The Directors recommend shareholders vote **AGAINST** the Shareholder Proposals below:

	For	Against	Abstain		For	Against	Abstain
6. Shareholder Proposal 1	☐	☐	☐	**10. Shareholder Proposal 5**	☐	☐	☐
7. Shareholder Proposal 2	☐	☐	☐	**11. Shareholder Proposal 6**	☐	☐	☐
8. Shareholder Proposal 3	☐	☐	☐	**12. Shareholder Proposal 7**	☐	☐	☐
9. Shareholder Proposal 4	☐	☐	☐	**13. Shareholder Proposal 8**	☐	☐	☐

Shareholder Signature(s) - Sign Here - This section must be completed.

Signature(s)

Day Month Year

Quarterly Report Request ☐
Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do not mark this box and return this form, Quarterly Reports will not be sent to you in 2026.

Annual Report Waiver ☐
Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box and return this form, the Annual Report will continue to be sent to you.

Management Proxy Circular Request ☐
Mark this box if you WANT to receive the Management Proxy Circular (MPC) by mail. If you do not mark this box and return this form, the MPC will not be sent to you in 2027.

BNSQ 386597 AR2

024AIJ